Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

June 11, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Ms. Charles Guidry

Re:	Chewy, Inc.

Registration Statement on Form S-1

Registration File No. 333-231095

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Chewy, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on June 13, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 5,900 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from June 3, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	Morgan Stanley & Co. LLC

By:	/s/ Ray Yousefian
Name: Ray Yousefian
Title: Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]